Reliance
Industries Limited

RECEIVED
2008 APR 18 A 9:25
FFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08001989

April 14, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record: -

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 49	April 14, 2008	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Encl : a/a

4/21

Reliance
Industries Limited

April 14, 2008

Ms. Neha Gada
DCS-CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Trading Symbol: "RELIANCE EQ"

Dear Madam/Sirs,

Sub : Compliance with Clause 49 of the Listing Agreement

We send herewith the quarterly compliance report on Corporate Governance as on March 31, 2008, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

CC: The Luxembourg Stock Exchange

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company : **RELIANCE INDUSTRIES LIMITED**
Quarter ended on : **MARCH 31, 2008**

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
I.	**Board of Directors**	49 (I)		
(A)	Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49.
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied.
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	Complied.
(D)	Code of Conduct	49 (ID)	Yes	Complied.
II.	**Audit Committee**	49 (II)		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B)	Meeting of Audit Committee	49 (IIB)	Yes	Complied
(C)	Powers of Audit Committee	49 (IIC)	Yes	Empowered
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 (III)	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management – complied.

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
(D)	Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	Yes	Complied.
(E)	Remuneration of Directors	49 (IVE)	Yes	Will be disclosed in the Annual Report for 2007-08.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report will be furnished in the Annual Report 2007-08.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Complied.
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Will be furnished in the Annual Report 2007-08.
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance of conditions of Corporate Governance will be furnished in the Directors' Report for the year 2007-08. ➢ The disclosures of the compliance with the mandatory requirements and adoption and/or non adoption of non-mandatory requirements will be made in the section on Corporate Governance in the Annual Report for the year 2007-08.

For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

END